SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K


(Mark One)
[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________


                         Commission file number 0-18886



                 HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN
                            (Full title of the plan)





                               HS RESOURCES, INC.
                               ONE MARITIME PLAZA
                             SAN FRANCISCO, CA 94111
                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

HS RESOURCES, INC.
401(k) & PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule
As Of December 31, 2000 And 1999

Together With Report Of Independent Public Accountants

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------

                                      INDEX
                                      -----



                                                                         Page(s)
                                                                         -------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    1

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits
        as of December 31, 2000 and 1999                                    2

    Statement of Changes in Net Assets Available for Benefits
        for the Year Ended December 31, 2000                                3

NOTES TO FINANCIAL STATEMENTS                                              4-8

SUPPLEMENTAL SCHEDULE:
    Schedule I - Schedule of Assets (Held at End of Year)
        As of December 31, 2000                                            9-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
      HS Resources, Inc. 401(k) & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ ARTHUR ANDERSEN LLP


Denver, Colorado,
June 22, 2001.

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                        AS OF DECEMBER 31, 2000 AND 1999
                        --------------------------------


                                                      2000             1999
                                                 -------------   --------------

INVESTMENTS (Notes 2 and 3):
   Money market funds                            $    629,287     $    513,020
   Mutual funds                                     8,902,069        7,292,769
   Common/collective trust fund                       310,333          471,721
   HS Resources common stock                        6,667,664        2,692,138
   Common stock                                     1,095,222          661,622
   Loans to participants                              380,065          221,458
                                                  -----------      -----------
        Total investments                          17,984,640       11,852,728
                                                  -----------      -----------
OTHER ASSETS:
   Non-interest bearing cash                           77,808           56,368
                                                  -----------      -----------
RECEIVABLES:
   Employer contributions                           1,903,907        1,422,712
   Dividends                                            2,069               --
                                                  -----------      -----------
        Total receivables                           1,905,976        1,422,712
                                                  -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                $ 19,968,424     $ 13,331,808
                                                  ===========      ===========


                 The accompanying notes to financial statements
                   are an integral part of these statements.

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
    Interest, dividends and other income                          $     594,890
    Net appreciation in fair market value of investments (Note 3)     3,284,618
                                                                   ------------
             Total investment income                                  3,879,508
                                                                   ------------
  Contributions-
    Employer                                                          1,537,907
    Employee                                                          1,634,022
    Rollover                                                            353,882
                                                                   ------------
           Total contributions                                        3,525,811
                                                                   ------------
           Total additions                                            7,405,319
                                                                   ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                         741,829
  Administrative expenses                                                26,874
                                                                   ------------
           Total deductions                                             768,703
                                                                   ------------
NET INCREASE                                                          6,636,616

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  13,331,808
                                                                   ------------
  End of year                                                     $  19,968,424
                                                                   ============


                 The accompanying notes to financial statements
                    are an integral part of this statement.

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2000 AND 1999
                           --------------------------


1.   DESCRIPTION OF PLAN:
     -------------------

Effective July 1, 1990 and June 30, 1989, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment 401(k) Plan (the "401(k) Plan") and the HS Resources, Inc. Profit Sharing Plan (the "Profit Sharing Plan"), respectively. The 401(k) Plan was amended and restated effective August 1, 1998. The amendment merged the Profit Sharing Plan into the 401(k) Plan and changed the name of the 401(k) Plan to the HS Resources, Inc. 401(k) & Profit Sharing Plan (the "Plan"). At this time the HS Resources, Inc. Master Trust, which was established for the investment of assets of the 401(k) Plan and the Profit Sharing Plan, was terminated.

The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all eligible employees of the Company, which excludes collective bargaining employees, non-resident aliens who receive no U.S. source income, leased employees and seasonal part-time employees or temporary employees. There are no service or age eligibility requirements for employee deferrals. For employer match contributions, employees must complete one year of service as defined by the Plan, and be employed on the last day of the Plan year. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Contributions
-------------

Participants can contribute on a pre-tax basis, as permitted by Section 401(k) of the IRC, an amount from 1% to 15% of their compensation, as defined by the Plan, limited by the requirements of the IRC. Participants may also contribute after-tax amounts from 1% to 5% of compensation to the Plan. Employees may contribute rollover contributions from another qualified plan.

Each Plan year, the Company may, at its sole discretion, contribute a matching contribution. Participants must be continuously employed from the first day to the last day of the Plan year to be eligible to receive matching contributions. For the Plan year ended December 31, 2000, the Company matched the following for each participant: 100% of the pre-tax contributions for each participant up to the first 10% of compensation deferred by the employee.

Each Plan year, the Company may, at its discretion, contribute an additional profit sharing contribution and qualified non-elective contribution ("QNEC") to the Plan. Allocations of profit sharing contributions are based on a uniform percentage of each participant's pay, adjusted as allowed by law to reflect the Company's payments to finance the participant's Social Security benefits. In order to be eligible for a profit sharing contribution, a participant must be employed on the last day of the Plan year or have completed at least three months of service during the Plan year. Allocations of QNECs are made in the proportion that a participant's compensation bears to the compensation of the eligible non-highly compensated participants for the portion of the Plan year in which they were participants. The Company did not make a profit sharing contribution or QNEC for the Plan year ended December 31, 2000.

The annual additions under the Plan and all other plans sponsored by the Company to each participant are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

Participant Accounts
--------------------

Participant accounts are credited with participant elective contributions, matching Company contributions, profit sharing contributions, QNEC contributions, certain Plan expenses and Plan earnings or losses.

Investment Options
------------------

Effective August 1, 1998, participants were offered twelve investment options by The Charles Schwab Trust Company ("Schwab") including a personal choice investment account that allows participants to buy and sell from almost any mutual fund or other public security available at Schwab. Company stock, however, may not be traded in the personal choice investment account.

Effective April 14, 2000, two additional mutual funds, Janus Growth and Income Fund and Vanguard Value Index Fund, were added as investment options.

Participants may invest their accounts in one or more funds in whole percent increments. Participants may change the investment direction of their funds at any time by calling the Schwab Voice Response System or through the Schwab website.

Vesting
-------

Participants are immediately and fully vested in their elective contributions, Company matching contributions, and QNECs to the Plan.

Vesting in the Company profit sharing contribution is based on years of service. This contribution shall be fully vested and non-forfeitable upon and after attaining the Plan's normal retirement age (age 65), death, or disability, as defined. If termination occurs for any reason other than these events, the participant vests as follows:

          Years of Service                              Vested Percentage
          ----------------                              -----------------


           Less than 2 years                                     0%
           2 years                                              20%
           3 years                                              40%
           4 years                                          66 2/3%
           5 years or more                                     100%

Forfeited non-vested account balances are added to the Company's profit sharing contribution and allocated in the same manner or, if no profit sharing contribution is made, allocated among all eligible participants as if such forfeiture were a profit sharing contribution. As of December 31, 1999, forfeited non-vested accounts totaled $6,287. As of December 31, 2000, forfeited non-vested accounts totaled $9,414 and were allocated subsequent to year end.

Payments of Benefits
--------------------

A participant's entire interest in the Plan is payable upon termination, attaining normal retirement age (age 65), death, or disability, as defined. Participants may also receive in-service distributions once they have reached age 59 1/2 from any of their vested accounts, at any time from their after-tax contributions account, and at any time from their matching contributions and vested profit sharing contributions accounts that have been held in the Plan for at least two years. Participant benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

All retired and/or terminated employees who requested payment for the years ended December 31, 2000 and 1999 received full payment for their vested benefits prior to year-end.

Participant Loans
-----------------

In accordance with the Plan Agreement, participants may borrow funds from the Plan in the form of a loan. Loans cannot exceed the lesser of $50,000 or 50% of the participant's vested account and must be a minimum of $1,000. Loans are secured by the participant's account and bear an interest rate equal to the prime rate of interest as published in the Wall Street Journal plus 2%. Such loans are evidenced by promissory notes. Participants may have a maximum of two outstanding loans at any time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation
--------------------

The Plan's investments are stated at fair value, which is determined by the trustee based on current market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

The increase (decrease) in the fair value of investments held in the Plan are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Collective Trust
----------------

The Schwab Stable Value Fund is a common/collective trust fund which invests in a portfolio of insurance company contracts. These contracts are carried at cost plus accrued interest, which approximates fair value. The investment in the common/collective trust fund in the accompanying financial statements is valued at fair value as revalued daily. Interest rates earned on the investment change daily. The crediting interest rates of the underlying insurance company contracts as of December 31, 2000 ranged from 5.48% to 7.72%. The crediting interest rate as of December 31, 1999 was 6.1%. The average yield for the year ended December 31, 2000 was 6.4%.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Plan Expenses
-------------

The Plan pays all trustee and custodial fees as shown in the accompanying financial statements. The Company pays all other costs and expenses of maintaining the Plan.

Reclassifications
-----------------

Certain amounts in the December 31, 1999 financial statements have been reclassified to conform with the current year presentation.

3.   INVESTMENTS:
     -----------

The following presents investments that exceed 5% of net assets available for benefits as of December 31, 2000 and 1999:


                                                               2000
                                                     --------------------------
                                                        Face
                                                      Value or
                                                      Number of         Fair
                                                        Units          Value
                                                     -----------     ----------

         T. Rowe Price Small-Cap Stock Mutual Fund      62,379       $1,488,979
         Vanguard Index 500 Mutual Fund                 19,687        2,399,105
         Vanguard Windsor II Mutual Fund                58,675        1,595,948
         HS Resources Common Stock                     157,349        6,667,664


                                                               1999
                                                     --------------------------
                                                        Face
                                                      Value or
                                                      Number of         Fair
                                                        Units          Value
                                                     -----------     ----------

        T. Rowe Price Small-Cap Stock Mutual Fund       45,281       $1,032,399
        Vanguard Index 500 Mutual Fund                  12,989        1,757,809
        Vanguard Wellington Mutual Fund                 25,328          708,160
        Vanguard Windsor II Mutual Fund                 82,690        2,064,756
        HS Resources Common Stock                      156,066        2,692,138

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

         Mutual funds                                               $  (400,132)
         Common/collective trust fund                                    16,027
         HS Resources Common Stock                                    4,119,607
         Common stock                                                  (450,884)
                                                                     -----------
                                                                    $ 3,284,618
                                                                     ===========

4.   INCOME TAXES:
     ------------

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5.   PLAN TERMINATION:
     ----------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

6.   RELATED PARTY TRANSACTIONS:
     --------------------------

Certain Plan investments are shares and/or units of mutual funds, common/collective trust funds, and money market funds managed by Schwab. Certain Plan investments are also shares of the Company's common stock. Therefore, these transactions qualify as party-in-interest transactions.

7.   RISKS AND UNCERTAINTIES:
     -----------------------

The Plan provides for various investments in mutual funds, common/collective trust funds, money market funds, common stock, and Company common stock. Investments in general, are subject to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, including the Company's common stock, it is reasonably possible that changes in the value of investments will occur in the near term.

8.   SUBSEQUENT EVENTS:
     -----------------

On May 14, 2001, HS Resources, Inc. announced that it entered into a definitive merger agreement to be acquired by Kerr-McGee Corporation ("Kerr-McGee") in a merger of the two companies. The agreement was unanimously approved by both the HS and Kerr-McGee boards of directors and is subject only to customary conditions, including approval by HS shareholders and appropriate regulatory bodies. The Company's shareholders will have the opportunity to elect to receive either cash or stock, subject to proration, so that 70% of the total Company shares are acquired for $66 in cash and 30% are acquired in exchange for 0.9404 shares of Kerr-McGee stock. The effect this merger will have on the Plan has not yet been determined.

                                                                      SCHEDULE I
                                                                     Page 1 of 6

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

   Identity of Issue,                                                        Number of
   Borrower, Lessor or                                                       Shares or           Current
     Similar Party                Description of Investments               Principal Value        Value
------------------------  --------------------------------------------    -----------------    -----------
  The Charles Schwab
    Trust Company:          Money Market Funds:
                              Stock Liquidity                                        1,681    $     1,681
                              *Schwab Value Advantage Fund                         271,270        271,270
                              *Schwab Money Market Fund                            305,407        305,407
                              *Schwab Value Advantage Money Fund                    50,929         50,929
                                                                                               ----------
                                 Total money market funds                                         629,287
                                                                                               ----------
                            Common/Collective Trust Fund:
                              *Schwab Stable Value Fund                             24,169        310,333
                                                                                               ----------
                            Mutual Funds:
                              American AAdvantage International Equity              25,345        437,716
                              DFA US Small Cap 6-10 Value                           20,138        370,944
                              Janus Growth & Income                                 14,676        518,808
                              Oakmark International Fund                            23,856        368,821
                              PIMCO Total Return Fund                               39,659        412,061
                              T. Rowe Price Small-Cap Stock                         62,379      1,488,979
                              Vanguard Index 500                                    19,687      2,399,105
                              Vanguard Value Index                                   1,915         43,791
                              Vanguard Wellington                                   23,876        673,532
                              Vanguard Windsor II Fund                              58,675      1,595,948
                              American Century International                         7,687        100,620
                              American Century Life Sciences Fund                      729          3,967
                              Dresdner RCM Biotech Fund                                218          7,930
                              Dresdner RCM Global Health Care Class N                  194          4,784
                              Dresdner RCM Global Small Cap                            140          2,600
                              Dreyfus Premier Tech Growth Class A                      103          3,951
                              Firsthand Tech Leaders Fund                              114          3,857
                              Firsthand Technology Value Fund                          150         11,131
                              FMI Focus Fund                                           661         19,046
                              Fremont Bond Fund                                        257          2,558
                              Gabelli Global Growth Fund                               111          2,261


*Represents a party-in-interest (Note 6).

                                                                      SCHEDULE I
                                                                     Page 2 of 6

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

   Identity of Issue,                                                        Number of
   Borrower, Lessor or                                                       Shares or           Current
     Similar Party                Description of Investments               Principal Value        Value
------------------------  --------------------------------------------    -----------------    -----------
  The Charles Schwab          Gabelli Growth Fund                                       46    $     1,755
    Trust Company:            Icon Energy Fund                                         282          3,923
                              Invesco Strategic Energy Portfolio                       561         11,710
                              IPS Millennium Fund Class A                               32          1,648
                              Janus Enterprise Fund                                    375         19,950
                              Janus Global Life Science Fund                           669         14,354
                              Janus Global Technology Fund                             308          6,219
                              Janus Mercury Fund                                       583         17,289
                              Janus Olympus Fund                                        84          3,462
                              Janus Special Situations Fund                          1,064         18,817
                              Janus Strategic Value Fund                               185          1,943
                              Janus Twenty Fund                                        306         16,790
                              Janus Worldwide Fund                                     239         13,579
                              Managers U.S. Stock Market Plus Fund                   4,578         58,873
                              Marsico Focus Fund                                       567          9,774
                              Meridian Value Fund                                       91          2,641
                              Pax World Fund Inc.                                      137          3,075
                              PBHG Technology & Communications Fund                      5            156
                              PIN Oak Aggressive Stock                                  88          4,091
                              Red Oak Technology                                       202          4,408
                              Rockland Small Cap Growth Fund                         2,081         43,099
                              Rydex OTC Fund                                           779         13,175
                              *Schwab Marketmanager Balanced                           310          3,548
                              *Schwab Marketmanager International                      114          1,523
                              *Schwab 1000 Equity Fund                                  68          2,499
                              Selected American Shares                                  29          1,037
                              Strong Conservative Equity Fund                          196          3,247
                              Strong Advisor Small Cap Value Class Z                   125          2,145
                              Strong Technology 100 Fund                             2,662         21,404
                              Third Avenue Value Fund                                  896         32,457
                              UAM Clipper Focus Port Institutional Class               173          2,686
                              Van Kampen Emerging Growth Fund Class A                   27          1,704
                              Van Wagoner Technology Fund                              152          6,358

*Represents a party-in-interest (Note 6).

                                                                      SCHEDULE I
                                                                     Page 3 of 6

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

   Identity of Issue,                                                        Number of
   Borrower, Lessor or                                                       Shares or           Current
     Similar Party                Description of Investments               Principal Value        Value
------------------------  --------------------------------------------    -----------------    -----------
  The Charles Schwab          Vanguard Growth Index Fund                               525    $    16,055
    Trust Company:            Warburg Pincus Cap Appreciation Fund                     545         12,883
                              Warburg Pincus Global Post Venture                       245          5,571
                              Warburg Pincus Japan Growth Fund Inc.                    280          1,951
                              Warburg Pincus Japan Small Company                       756          1,685
                              Wasatch Small Cap Value Fund                             839          2,643
                              Weitz Hickory Portfolio                                  242          6,668
                              White Oak Growth Stock                                   521         32,864
                                                                                               ----------
                                Total mutual funds                                              8,902,069
                                                                                               ----------
                            * HS Resources Common Stock                            157,349      6,667,664
                                                                                               ----------
                            Common Stock:
                              AT&T Corp.                                               500          8,625
                              Adobe Systems, Inc.                                       80          4,655
                              Advanced Micro Devices                                 2,335         32,252
                              American Express Co.                                     200         10,988
                              Anadarko Petroleum Corp.                                  70          4,976
                              AOL Time Warner                                          200          6,960
                              Applied Materials, Inc.                                  500         19,094
                              Applied Micro Circuits                                   300         22,514
                              Arch Wireless, Inc.                                        4              3
                              Avaya, Inc.                                               45            464
                              Avista Corp.                                              30            615
                              Ballard Power Systems F                                   30          1,895
                              Barnesandnoble.com, Inc. Class A                         100            131
                              Berkshire Hathaway Class B                                 1          2,354
                              Cabletron Systems                                        200          3,013
                              Carematrix                                                25              5
                              Cisco System, Inc.                                       433         16,562
                              Citrix Systems                                           200          4,500


* Represents a party-in-interest (Note 6).

                                                                      SCHEDULE I
                                                                     Page 4 of 6

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

   Identity of Issue,                                                        Number of
   Borrower, Lessor or                                                       Shares or           Current
     Similar Party                Description of Investments               Principal Value        Value
------------------------  --------------------------------------------    -----------------    -----------
  The Charles Schwab          Communication Intelligence Corp. New                     650    $       670
    Trust Company:            Corixa Corp.                                             401         11,178
                              Corning, Inc.                                            300         15,844
                              Cuseeme Networks, Inc.                                   300            300
                              Cypress Semiconductor Corp.                              300          5,906
                              Digital Armor, Inc.                                    1,000              1
                              Direct Focus, Inc.                                       100          3,356
                              EMC Corp.                                                600         39,900
                              Eagle Geophysical, Inc.                                2,200              9
                              Electronics For Imaging                                  300          4,181
                              Extreme Networks, Inc.                                   300         11,738
                              F5 Networks, Inc.                                        100            950
                              GSI Lumonics, Inc.                                     1,000          8,000
                              General Electric Company                                 900         43,144
                              Global Crossing LTD                                      400          5,725
                              Headhunter.net, Inc.                                      96            684
                              Helmerich & Payne, Inc.                                1,600         70,219
                              Heska Corp.                                              600            413
                              Impath, Inc.                                             300         19,950
                              Infonow Corp. New                                        250            352
                              Inprise Corp.                                            100            553
                              Intel Corp.                                            1,040         31,267
                              Iomega Corp.                                             120            402
                              Isonics Corp.                                            200            275
                              JDS Uniphase Corporation                                 362         15,091
                              Level 3 Communications Inc.                               30            984
                              Lucent Technologies Inc.                                 561          7,574
                              Mcleod USA Class A                                       500          7,062
                              Medimmune, Inc.                                          500         23,844
                              Merck & Co, Inc.                                         100          9,362
                              Meridian Resource Corp.                                  500          4,312
                              Micron Technology, Inc.                                  700         24,850
                              Microsoft Corp.                                          449         19,475


                                                                      SCHEDULE I
                                                                     Page 5 of 6

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

   Identity of Issue,                                                        Number of
   Borrower, Lessor or                                                       Shares or           Current
     Similar Party                Description of Investments               Principal Value        Value
------------------------  --------------------------------------------    -----------------    -----------
  The Charles Schwab          Mortgage.com, Inc.                                       200    $         3
    Trust Company:            NanoPierce Technologies                                  100             81
                              Neoware Systems                                          250            266
                              Net2phone, Inc.                                          300          2,212
                              New Era of Networks, Inc.                              1,194          7,015
                              Nokia ADR                                                860         37,410
                              Ocean Energy, Inc. New                                 1,000         17,375
                              Park Electrochemical Corp.                               300          9,206
                              Patina Oil & Gas Corp.                                 1,000         24,000
                              Peace Arch Entertainment Class B                       1,500          2,906
                              Philips Electronics NV ADR                               682         24,723
                              Plantronics, Inc.                                        450         21,150
                              Plug Power, Inc.                                          10            147
                              Prize Energy Corp.                                     3,000         62,250
                              PYR Energy Corp.                                       1,225         10,642
                              Qualcomm, Inc.                                             3            247
                              Rambus, Inc.                                              40          1,445
                              Research Frontiers, Inc.                               2,700         47,250
                              RSL Communications A                                   1,100            187
                              Savvis Communications Corp.                            1,000            875
                              Shuffle Master, Inc.                                   1,200         19,050
                              Spinnaker Exploration Co.                                250         10,625
                              Sprint PCS Group                                          90          1,839
                              Starbase Corp. New                                       700          1,641
                              Sun Microsystems, Inc.                                 1,500         41,812
                              Superconductor Technologies                              100            362
                              Tegal Corp.                                              200            325
                              Texas Instruments, Inc.                                  400         18,962
                              Titan Corp.                                              600          9,750
                              Tollgrade Communications, Inc.                           250          9,125
                              Tri Valley Corp.                                       1,250          2,031
                              Triquint Semiconductor                                   100          4,369
                              Tyco International                                     1,401         77,742
                              Tycom                                                  1,900         42,512
                              Universal Display Corp.                                  200          1,437

                                                                      SCHEDULE I
                                                                     Page 6 of 6

                               HS RESOURCES, INC.
                               ------------------

                          401(k) & PROFIT SHARING PLAN
                          ----------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

   Identity of Issue,                                                        Number of
   Borrower, Lessor or                                                       Shares or           Current
     Similar Party                Description of Investments               Principal Value        Value
------------------------  --------------------------------------------    -----------------    -----------
  The Charles Schwab          Verizon Communications                                   125    $     6,266
    Trust Company:            Verticalnet, Inc.                                      1,000          6,656
                              Vishay Intertechnology                                   300          4,538
                              Wal-Mart Stores, Inc.                                    200         10,625
                              Williams Co., Inc.                                       101          4,037
                              Williams Communications Group                          2,000         23,500
                              Winstar Communications, Inc.                              45            526
                              Xerox Corp.                                              200            925
                                                                                               ----------
                                 Total common stock                                             1,095,222
                                                                                               ----------
                            Participant loans - interest rates
                              ranging from 9.0% - 11.50%                                          380,065
                                                                                               ----------
                                 Total investments                                            $17,984,640
                                                                                               ==========


                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, HS Resources, Inc. (as Plan Administrator) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN

                                By: HS RESOURCES, INC.,
                                    Plan Administrator



                                By: /s/ ANNETTE M. MONTOYA
                                   --------------------------------------------
                                   Name:  Annette M. Montoya
                                   Title:  Vice President-Human Resources,
                                           Accounting & Administration

DATED:  June 22, 2001

                                 EXHIBIT INDEX


Exhibit
Number    Description of Exhibits
-------   -----------------------

 23.1     Consent of Independent Public Accountants